Exhibit 99.1

New Gold Targets Over 40,000 Metres of Drilling
at Blackwater Project in Second Half of 2011

(All figures are in US dollars unless otherwise indicated)

June 15, 2011 – New Gold Inc. (“New Gold”) (TSX:NGD)(NYSE AMEX:NGD) today announces its plan for the continued exploration of the recently acquired Blackwater Project in central British Columbia. Following acquisition of the Blackwater Project on June 1, 2011, New Gold is now planning to significantly increase the exploration program at the project and is targeting 40,000 to 50,000 metres of drilling in the second half of 2011. New Gold is budgeting $20 million for this exploration program.

“We are very excited to embark on this significant drill program,” stated Mark Petersen, Vice President, Exploration. “The holes drilled since the March 2011 resource estimate have shown good continuity and we look forward to building upon these successful results to grow the Blackwater resource.”

The previous owner and operator of the project, Richfield Ventures Corp. (“Richfield”) had targeted 30,000 metres of drilling for the full year 2011. From the beginning of 2011 through New Gold’s acquisition of Richfield on June 1, 2011, approximately 20,000 metres of drilling had been completed. When combining the drilling completed prior to the transaction close with New Gold’s targeted program for the second half of 2011, the total drilling on the project for the year should be over 60,000 metres, more than doubling Richfield’s originally targeted program. Drilling in the second half of 2011 will target both the 100%-owned southern portion of the project and the 75%-owned northern portion, where Silver Quest Resources Ltd. (“Silver Quest”) owns the remaining 25%. Pursuant to the joint venture agreement with Silver Quest, the portion of the revised drilling program on the northern portion of the property requires majority approval by the joint venture management committee, where New Gold holds 75% of the votes.

New Gold intends to provide periodic updates on the progress being made at Blackwater and is targeting an updated resource estimate in early 2012. The Blackwater Project’s initial mineral resource estimate was completed in March 2011 and was based upon results from 77 holes totalling approximately 25,000 metres of drilling completed in 2009 and 2010.

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Blackwater Deposit - Resource Estimates by Property at 0.4 g/t Gold Cut-off grade

In addition to the enhanced drill program, New Gold intends to continue to progress all facets of the project. The company is building upon relationships that had been established with local communities, First Nations and government and environmental offices. Environmental baseline plus waste and water management studies have already commenced and continue to progress as planned.

“While, from an exploration standpoint, the ultimate potential of Blackwater remains very much undefined, we are very pleased that a foundation of relationships and proactive environmental management has been firmly established,” stated Robert Gallagher, President and Chief Executive Officer. “We intend to continue development of Blackwater while adhering to only the highest standards of environmental and social responsibility.”

New Gold is targeting the completion of a Preliminary Economic Assessment for the Blackwater Project by mid-2012.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of three producing assets and three significant development projects. The Mesquite Mine in the United States, the Cerro San Pedro Mine in Mexico and Peak Gold Mines in Australia are expected to produce between 380,000 and 400,000 ounces of gold in 2011. The fully-funded New Afton project in Canada is scheduled to add further growth in 2012. In addition, New Gold owns 30% of the world-class El Morro project located in Chile and, in June 2011, New Gold acquired the exciting Blackwater project in Canada. For further information on the company, please visit www.newgold.com.

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Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance may be deemed "forward looking". All statements in this news release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties,  many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions (including that the business of Richfield will be integrated successfully in the New Gold organization) that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for the Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to, including the third party claim related to the El Morro transaction with respect to New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile and its partnership with Goldcorp Inc., which transaction and third party claim were announced by New Gold in January 2010; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

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Cautionary Note to U.S. Readers Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

Information concerning the properties and operations discussed herein has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this news release are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this news release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists, or is economically or legally mineable. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Technical Information

The scientific and technical information in this news release has been reviewed by Mark Petersen, a Qualified Person under National Instrument 43-101 and employee of New Gold.

See March 2, 2011 NI 43-101 Technical Report available on SEDAR at www.sedar.com for detailed information regarding the Blackwater Project resource estimate. The Blackwater resource estimate contained in this document is effective as of March 2, 2011 and was derived from information prepared by or under the supervision of Mr. Ronald Simpson, P. Geo, President of Geosim Services Inc., an independent “Qualified Person” under National Instrument 43-101 Standards of Disclosure for Mineral Projects NI 43-101.

For further information please contact:

Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com

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